EX-99.e(5)

                                                       December 22, 2006

Legg Mason Investor Services, LLC
100 Light Street
Baltimore, MD 21202

          RE:   DISTRIBUTION AGREEMENT DATED DECEMBER 1, 2005

Ladies and Gentlemen:

           This letter serves as notice that each of the Legg Mason Partners SMASh Series Funds, including SMASh Series M Fund, SMASh Series C Fund, SMASh Series EC Fund and SMASh Series MEC Fund (the "Series") is added to the list of series to which Legg Mason Investor Services, LLC (“Distributor”) renders services as a distributor pursuant to the terms of the Distribution Agreement dated December 1, 2005 (the "Agreement") between each of the investment companies listed on Appendix A thereto and the Distributor.

CITIFUNDS INSTITUTIONAL TRUST`
SMASh Series M Fund SMASh Series C Fund SMASh Series EC Fund SMASh Series MEC Fund

		By:	/s/ R. Jay Gerken

		Title:	President and CEO

Agreed: LEGG MASON INVESTOR SERVICES, LLC

By:	/s/ Joel R. Sauber

Title:	Managing Director